                                                 EXHIBIT 3.9
             COMPOSITE CERTIFICATE OF INCORPORATION

                               OF

                 CURTICE BURNS MEAT SNACKS, INC.


          FIRST:    The name of the Corporation is Curtice Burns
Meat Snacks, Inc.

          SECOND:   The address of its registered office in the
State of Delaware is 229 South State Street, in the City of Dover
19901, County of Kent. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

          THIRD:    The purpose of the Corporation is to engage in
any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

          FOURTH:   The total number of shares of stock that the
Corporation is authorized to issue is 1,000 shares of Common Stock, par value $.01 each.

          FIFTH:    The Board of Directors of the Corporation,
acting by majority vote, may alter, amend or repeal the By-Laws of the Corporation.